QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(10)

Source: Gilead Sciences, Inc.

Gilead Sciences Successfully Completes Tender Offer for Shares of Triangle Pharmaceuticals
with 97 Percent of Shares Tendered

Thursday January 16, 8:30 am ET

FOSTER CITY, Calif.—(BUSINESS WIRE)—Jan. 16, 2003—Gilead Sciences, Inc. (Nasdaq:GILD - News) today announced the successful completion of its cash tender offer for all of the outstanding common stock of Triangle Pharmaceuticals, Inc. (Nasdaq:VIRS - News). The offer expired as scheduled at midnight New York City time on Wednesday, January 15, 2003.

Based on preliminary information, 97.4 percent (75,098,019 of 77,074,851) of the outstanding common stock of Triangle was validly tendered and not withdrawn prior to the expiration of the offer. All such shares have been accepted for purchase by Simbolo Acquisition Sub, Inc., a wholly owned subsidiary of Gilead, in accordance with the terms of the offer (including 1,696,780 shares tendered pursuant to the Offer's guaranteed delivery procedure). As previously announced on December 4, 2002, Gilead and Triangle have entered into a definitive merger agreement for Gilead to acquire Triangle for $6.00 per share of Triangle common stock. Each share of common stock not accepted for purchase in the offer will, subject to appraisal rights, be converted into the right to receive $6.00 in cash, without interest, in the merger contemplated by the merger agreement. Gilead expects to cause the merger to be completed within a few days, with Triangle becoming a wholly owned subsidiary of Gilead.

On December 26, 2002, the companies announced that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had expired without any request by the Federal Trade Commission for additional information.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases worldwide. The company has six marketed products and focuses its research and clinical programs on anti-infectives. Headquartered in Foster City, CA, Gilead has operations in the United States, Europe and Australia.

About Triangle Pharmaceuticals

Triangle Pharmaceuticals is a specialty pharmaceutical company engaged in the development of new antiviral drug candidates, with a particular focus on therapies for the human immunodeficiency virus (HIV) and the hepatitis B virus. Triangle's proprietary drug candidates under development for HIV and/or hepatitis B include Coviracil® (emtricitabine), amdoxovir (formerly DAPD) and clevudine (formerly L-FMAU).

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. For example, the ability of Gilead to complete the acquisition of Triangle will depend on a number of factors outside Gilead's control including the satisfaction of closing conditions. These risks are described in Gilead's Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 10, 2002. All forward-looking statements are based on information currently available, and Gilead assumes no obligation to update any such forward-looking statements.

For more information on Gilead, please call the Gilead Public Affairs Department at 1-800-GILEAD-5 (1-800-445-3235) or visit www.gilead.com.

Contact:

  Gilead Sciences, Inc.
  Susan Hubbard, 650/522-5715 (Investors)
  Amy Flood, 650/522-5643 (Media)

QuickLinks

  Exhibit (a)(10)